UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) **August 8, 2006**

MYERS INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Ohio	**1-8524**	**34-0778636**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1293 South Main Street, Akron, OH	**44301**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, including area code **(330) 253-5592**

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On August 8, 2006, we entered into a Separation Agreement (the "Agreement") with Kevin C. O'Neil, our Vice President, Secretary and General Counsel, providing, among other things, for the separation and termination of his employment relationship with us pursuant to his Employment Agreement, dated as of August 21, 2005. The Agreement will become effective and enforceable on August 15, 2006, following a statutory seven-day revocation period.

Pursuant to the terms of the Agreement, we have agreed to pay Mr. O'Neil a lump sum separation payment of $675,000, less any required withholding taxes. As part of the Agreement, we and Mr. O'Neil agreed to a mutual release of claims, as well as a mutual confidentiality provision.

The above description of the Agreement is a summary of the material terms of the Agreement and does not purport to be complete.

Item 1.02. Termination of a Material Definitive Agreement.

The information set forth in Item 1.01 of this Form 8-K is incorporated into this Item 1.02 with respect to the separation and termination of Mr. O'Neil's employment agreement. Pursuant to the Agreement, Mr. O'Neil's employment agreement will be terminated effective as of August 15, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Myers Industries, Inc.
(Registrant)

DATE August 8, 2006

By: /s/ Donald A. Merril
Donald A. Merril
Vice President,
Chief Financial Officer and Secretary